UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the 56th Annual General Meeting (AGM / Meeting) of the Company is scheduled to be held on Tuesday, August 10, 2021, at 3:00 p.m. IST through Video Conferencing (VC) / Other Audio Visual Means (OAVM) in accordance with the circulars / notifications issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India to transact the businesses, as set forth in the Notice convening the Meeting.

The schedule for the AGM is given below:

Sr. No.	Event	Day & Date & Details	Time
1	Cut-off Date to vote on the proposed resolutions.	Tuesday, August 03, 2021	—

2	E-voting Commencement.	Saturday, August 07, 2021	9:00 a.m. IST

3	E-voting Ends.	Monday, August 09, 2021	5:00 p.m. IST

4	E-voting Website.	https://www.evoting.nsdl.com/	—

The Notice of the 56th Annual General Meeting of the Company is attached as Exhibit 99.1

Exhibit 99.1	Notice of the 56th Annual General Meeting

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer